
SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2007
WASH, D.C.
203
SECTION


07006611

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 48489

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US EURO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13661 Perdido Key Drive, Suite PH-1
(No. and Street)

Pensacola, (City) Florida (State) 32507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Fugler 212-631-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *If individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Fugler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US EURO SECURITIES, INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

X ____________________
Signature Michael Roy Fugler

Chairman
Title

Sheila J Wells
Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
SHEILA J WELLS
MY COMMISSION # DD537594
EXPIRES: Apr. 5, 2010
(407) 398-0153
Florida Notary Service.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

US EURO SECURITIES, INC.
13661 PERDIDO KEY DRIVE
SUITE PH-1
PENSACOLA, FL 32507

CONTENTS

PART I

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

I have audited the accompanying statement of financial condition of US EURO Securities, Inc. as of December 31, 2006 and the related statements of income (loss), changes in stockholder's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of US EURO Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of US EURO Securities, Inc. as of December 31, 2006 and the results of its operations, stockholder's equity, cash flows, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.



George Brenner, CPA

Los Angeles, California
March 27, 2007

US EURO SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Checking			$	42,488
Money market				210,821
Accounts receivable - legal bills due from client				48,391
Accounts receivable				2,182
Investment in stocks @ market value				88,368
Furniture and fixtures net of depreciation of $47,255				504
TOTAL ASSETS			$	392,754

LIABILITIES AND STOCKOLDER'S EQUITY

LIABILITIES				
Accounts payable & accrued liabilities			$	69,678
Tax liability				
TOTAL LIABILITIES				69,678
SHAREHOLDER'S EQUITY				
Common stock, ($1 par value, 1,000,000 shares authorized, 550,000 shares issued and outstanding)	$	550,000		
Paid in capital		148,393		
Retained earnings		(375,317)		323,076
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY			$	392,754

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2006

REVENUES - see page 10	$	1,510,673
OPERATING EXPENSES - see page 11		1,434,587
INCOME (LOSS) BEFORE TAX PROVISION		76,086
INCOME TAX PROVISION		
State Tax		1,050
NET INCOME (LOSS)	$	75,036

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	550,000	$ 550,000	$ 148,393	$ (418,354)	$ 280,039
Contributions					0
Distributions					0
Prior Year Deferred Tax Benefit				(31,999)	(31,999)
Net Income (Loss)				75,036	75,036
Balance, December 31, 2006	550,000	$ 550,000	$ 148,393	$ (375,317)	$ 323,076

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income (loss)	$	75,036
Adjustments to reconcile net income (loss) to net cash used by operating activities		
Depreciation		1,468
Change in Operating Assets and Liabilities		76,504
Accounts receivable		(32,717)
Securities		(15,477)
Accrued liabilities		28,475
Other		779
Net Cash Provided in Operating Activities		57,564
Cash Flows for Investing Activities:		0
Cash Flows for Financing Activities:		0
		0
Net Increase in Cash		57,564
Cash at Beginning of Year		195,745
Cash at End of Year	$	253,309
Supplemental Cash Flow Information		
Cash paid for interest	$	2,773
Cash paid for income tax	$	1,050

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

US EURO Securities, Inc. (the Company) was incorporated June 15, 1995 in the State of California. The Company is a member of the National Association of Securities Dealers (NASD). The Company does not hold customers' funds or securities. Its principal business activity during the year 2006 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in Perdido Key, Florida with a representative in New Jersey.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment is being depreciated over estimated useful lives by the straight-line method of depreciation.

Investments are as follows:

Cash	$53,428
USEURO stocks at market value	34,940
	$88,368

The above stocks were taken as in-kind investment banking fees.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

US EURO SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 5 – PROVISION FOR INCOME TAX

The company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately $229,000 which can be carried forward for 20 years to offset future income.

For state tax purposes the loss can be carried forward for 5 years. There is an $800 minimum state tax.

NOTE 6 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000. See page 8 for the net capital computation.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

US EURO Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, US EURO Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

NOTE 8 – LIABILITY DISCLOSURE

The Company incurred legal fees in the amount of $48,391 on behalf of clients. These are expected to be completely reimbursed by the clients and have been substantially reduced as of March 27, 2007.

US EURO SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	323,076
Nonallowable assets		51,079
Options		34,940
NET CAPITAL	$	237,057

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	4,645
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	137,057
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	230,089

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	69,678
Percentage of aggregate indebtedness to net capital		29%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$	285,448
Increase in non-allowable accounts receivable		(48,391)
Audited net capital	$	237,057

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

Non-Allowable Assets:		
Receivable from clients - legal fees	$	48,391
Other receivables		2,182
Fixed assets		504
Rounding		2
	$	51,079

Options:		
Stocks issued in lieu of investment banking fees @ market value	$	34,940

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
March 27, 2007

US EURO SECURITIES, INC.
SCHEDULE OF OPERATING REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Bank redeposit funds	$	1,137
Commissions		465,464
CRD income		7,457
Expense reimbursement		105,486
IB fee		719,858
Interest		4,461
Reserve income		2,719
Retainer		200,550
Unrealized loss		3,541
TOTAL REVENUES	$	1,510,673

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES		
Audit	$	2,220
Bank service charge		3,582
Bookkeeping		3,100
Bond		965
Clearing broker fee		12,331
Commissions		581,787
Conference fee		1,162
Corporate finance fee		241,400
Depreciation		1,468
IB expense		193,228
Interest expense		2,773
Insurance		1,272
Investment banking		92,377
License fee		6,820
NASD fees		15,518
Office equipment		4,231
Office lease		24,000
Office lease - NY		1,024
Office maintenance & repair		3,220
Office supplies		2,591
Office operations		4,974
Postage and delivery		310
Public relations and marketing		15,000
Publications		1,078
Professional fees		108,575
Reimbursable legal expense		48,391
Settlement expense		15,285
Telephone		5,389
Travel & entertainment		34,091
Webhosting		1,589
All other		4,836
TOTAL OPERATING EXPENSES	$	1,434,587

See Accompanying Notes to Financial Statements

PART II

US EURO SECURITIES, INC.

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

In planning and performing my audit of the financial statements of US EURO Securities, Inc. (the "Company") for the year ended December 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



George Brenner, CPA

Los Angeles, California
March 27, 2007

END